SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 1, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

ANNUAL SHAREHOLDERS’ MEETING

April 30, 2015

In addition to the minutes of the 2015 Annual Shareholders’ Meeting, filed with Securities and Exchange Commission on May 22, 2015, we hereby inform:

Fiscal Council

Our Fiscal Council currently consists of five sitting members and five alternates. Each member has an alternate. The current members of the Fiscal Council were elected by the Shareholders’ Meeting held on April 30, 2015, with term of office ending on April 30, 2016.

The table below presents the names, ages, positions, election date and a brief biography of the current members of the Fiscal Council:

Fiscal Council Member	Age	Position	Election Date
Humberto Macedo Puccinelli	57	Sitting member	April 30, 2015
Joaldir Reynaldo Machado	66	Sitting member	April 30, 2015
Horacio José Ferragino	65	Sitting member	April 30, 2015
Rui Brasil Assis	60	Sitting member	April 30, 2015
Massao Fábio Oya	33	Sitting member	April 30, 2015
Tomás Bruginski de Paula	54	Alternate member	April 30, 2015
José Rubens Gozzo Pereira	67	Alternate member	April 30, 2015
Enio Marrano Lopes	56	Alternate member	April 30, 2015
Marcio Rea	66	Alternate member	April 30, 2015
Maria Elvira Lopes Gimenez	45	Alternate member	April 30, 2015

Sitting Members:

Humberto Macedo Puccinelli.  Mr. Puccinelli has been a member of our fiscal committee since April 2011.  Mr. Puccinelli holds a degree in Economics from the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP).  He worked at the Department of Planning from 1985 to 1995, at the Health State Department as Assistant Secretary from 1995 to 1996, at the State Treasury from 1996 to 2002, and at the Planning Department as Assistant Secretary in 2003.  Since January 2004 he has been the Technical Assistant of the State Treasury.

Joaldir Reynaldo Machado. Mr. Machado has been a member of our fiscal committee since April 2015.  He holds a degree in Economics from the Faculty of Economics and Administration of São Paulo University – FEA-USP. Currently, he is Chief of staff of Sanitation and Water Resources Secretariat. He worked as a Chief of Staff of Economy and Planning Secretariat (2007-2013), Chief of the Economy and Planning Secretariat (2003), Coordinator of Planning and Evaluation of the Economy and Planning Secretariat (1998-2003), Advisor of EMPLASA Executive Board (1992-1994), Chief Financial Officer of Sabesp (1991-1992), Chief of Staff of Environment State Secretariat (1987-1991) and also worked for SEADE Foundation (1979-1987).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

Horácio José Ferragino.  Mr. Ferragino has been a member of our fiscal committee since April 2012.  He holds a degree in Accounting from the Santo Antonio Integrated Colleges (Faculdades Integradas Santo Antônio – FISA‑SP).  He worked in the public sector for the State Fund for School Buildings (FECE – Fundo Estadual de Construções Escolares) from 1970 to 1976, for the School Building Company (CONESP – Cia de Construções Escolares) from 1976 to 1988, for the Educational Development Foundation (FDE – Fundação para o Desenvolvimento da Educação) from 1988 to 1995 and the Civil House and Secretary of Public Management (Casa Civil e Secretaria de Gestão Pública) from 1995 to 2012, where he coordinated projects involving public purchase policies, and for the Secretariat of Regional Planning and Development as Counsel for Government Innovation from 2012 to 2015.  He currently works for the Secretariat of the Government (Secretaria de Governo) in the Steering Committee for Reduction and Optimization of Expenses in the Public Sector and teaches several courses in the area of public purchases. Mr. Ferragino has been a member of the Fiscal Committee for the Official Press of the State of Sao Paulo.

Rui Brasil Assis.  Mr. Assis has been a member of our fiscal committee since April 2014.  He holds a degree in Civil Engineering from Escola de Engenharia de Lins.  In the public sector, he worked for Lins City Hall from 1980 to 1983, the Water and Electricity Department from 1983 to 1999, the Water Resources, Sanitation and Construction Secretariat from 1999 to 2003, the Energy, Water Resources and Sanitation Secretariat from 2003 to 2007, the Energy Secretariat from 2007 to 2010 and the Sanitation and Water Resources Secretariat since 2011.  Mr. Assis was a member of the deliberative council of the Foundation Agency of Alto Tietê Water Basis (Fundação Agência de Bacia Hidrográfica do Alto Tietê) from 2006 to 2014, the fiscal committee of EMAE from 2007 to 2011, board of directors of the Association for Water Management of the Paraíba do Sul River Basin (AGEVAP) from 2003 to 2006 and the board of directors of the Companhia Ambiental  do Estado de São Paulo (CETESB) from 1999 to 2007.

Massao Fabio Oya: Mr. Oya has been a member of our fiscal committee since April 2015.  He holds a degree in Accounting and a Master degree in Financial Management and Controllership. Mr. Oya is partner of Solução Governança Corporativa e Consultoria Ltda., a company which provides business advisory services in the corporate, accounting and corporate governance areas. He is a sitting member of Companhia Paranaense de Energia – COPEL, Pettenati Indústria Têxtil S.A., Companhia Providência Ind. e Com. S.A., Cristal Pigmentos do Brasil S.A., WLM Indústria e Comércio S.A. and Bicicletas Monark S.A. He was a sitting member of the Fiscal Councils of Companhia de Saneamento do Parana - Sanepar (2011 - 2012), TIM Participações S.A. (2011 - 2012), Banco do Estado do Rio Grande do Sul S.A. - Banrisul (2011 - 2011), Wetzel S.A. (2011 - 2012), Bardella S.A. – Indústrias Mecânicas (2013 - 2015), General Shopping S.A. (2012 - 2013).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

Alternate members:

Tomás Bruginski de Paula.  Mr. de Paula has been an alternate member of our fiscal committee since April 2006.  He holds a Master’s degree in Economics from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP).  He has been a professor at the Economics Department of Pontifícia Universidade Católica – PUC since 1986.  He has been an executive officer at the São Paulo Company for Partnerships (Companhia Paulista de Parcerias) since 2004 and the São Paulo Securities Company (Companhia Paulista de Securitização) since 2009.  Mr. de Paula has worked as a consultant for several entities, including the Economic Committee for Latin America (CEPAL), the United Nations Development Program (PNUD), the Brazilian Institute of Municipal Administration (IBAM), the Brazilian School of Public and Business Administration at the Getulio Vargas Foundation (EBAPE/FGV), the State System Data Analysis Foundation (SEADE), and the Brazilian Electricity Agency in the infrastructure and public policy financing areas.  He is also a member of the fiscal committee of Develop São Paulo (DesenvolveSP) and a member of the board of directors of the São Paulo State Highway Company (Desenvolvimento Rodoviária S.A. - DERSA).  Mr. de Paula was also a member of the fiscal committee of the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista – CTEEP).

José Rubens Gozzo Pereira.  Mr. Pereira has been an alternate member of our fiscal committee since April 2010.  He holds a degree in Economics from Mackenzie University and a graduate degree from the Getulio Vargas Foundation and attended international studies extension programs at the Universities of London and Paris.  He has been responsible for the Funding Department of the Finance Secretariat since 1989.  Mr. Pereira held positions in the public sector in the DAEE, where he was responsible for the Budget and Financing Department.  He was an executive officer at Traffic Engineering Company of São Paulo (Companhia de Engenharia de Tráfego – CET) and in the International Cooperation Department at the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).

Enio Marrano Lopes.  Mr. Lopes has been an alternate member of our fiscal committee since April 2014.  He holds a degree in Business Administration from Faculdades Oswaldo Cruz.  Currently, Mr. Lopes is Budget Assistant Coordinator for the Secretariat of Planning and Management (Secretaria de Planejamento e Gestão) of the   State of São Paulo and a member of the Fiscal Committee of the CDHU.  He also served in various positions for the Secretariat of Planning and Management of the State of São Paulo and was a member of the Fiscal Committe of the São Paulo State Highway Company (Desenvolvimento Rodoviária S.A. - DERSA), the Metropolitan Train Authority of São Paulo (CPTM) and the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).

Marcio Rea.  Mr. Rea has been an alternate member of our fiscal committee since April 2014.  He holds a degree in business administration.  He is currently an administrative officer of the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).  He was Adviser to the Secretary of Sanitation and Water Resources from 2014 to 2015) and Manager of the CESP presidency’s Executive Coordination from 2011 to 2014.  Mr. Rea was also Special Advisor at the Ministry of Science and Technology (1988 to 1989), Head of Staff of the Labor and Social Promotion Secretariat (1990 to 1991) and has served in various positions at CESP since 1992.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

Maria Elvira Lopes Gimenez: Mrs. Gimenez has been an alternate member of our fiscal committee since April 2015.  She holds a degree in Economics and currently holds the position of financial assistant and assistant of the Board of Executive Officers at Solução Governança Corporativa e Consultoria Ltda. She is also alternate member of the Fiscal Council at Companhia Providência Ind. e Com. S.A., WLM Indústria e Comércio S.A. and Cristal Pigmentos do Brasil S.A. Mrs. Gimenez was financial assistant and assistant of the Board of Executive Officers at Guardyannet Serviços de Traduções Ltda.

São Paulo, June 1st, 2015.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 1, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.